Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated November 28, 2007 relating to the consolidated financial statements of Central Garden & Pet Company and the effectiveness of Central Garden & Pet Company’s internal control over financial reporting, which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of a new accounting principle effective September 25, 2005, appearing in the Annual Report on Form 10-K of Central Garden & Pet Company for the fiscal year ended September 29, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this registration statement.

/s/ Deloitte & Touche LLP

December 28, 2007

San Francisco, California